Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 333-175537
Subject Company: Augen Gold Corp.
Commission file number: 132-02739

TRELAWNEY COMMENCES OFFER TO ACQUIRE AUGEN GOLD CORP.

July 14, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney” or the “Company”) (TSXV: TRR, Frankfurt: RTW) announces that it has formally commenced its share exchange take-over bid (the “Offer”) to acquire all of the outstanding common shares of Augen Gold Corp. (“Augen”), not including common shares of Augen currently held by Trelawney. The Offer will remain open until 5:00 p.m. (Toronto Time) on September 1, 2011, unless withdrawn or extended.

As previously disclosed on July 11, 2011, the Offer is to acquire all of the outstanding common shares of Augen at an implied offer price of $0.32 per common share (based on the closing price of the common shares of Trelawney on the TSX Venture Exchange (the “TSXV”) on July 8, 2011). Under the terms of the Offer, Augen shareholders will be entitled to receive 0.066 common shares of Trelawney (the “Trelawney Shares”) for each common share of Augen (the “Augen Shares”) held. The implied offer price represents a premium of approximately 40% relative to the volume-weighted average price of Augen Shares on the TSXV over the last 20 trading day period ended on July 8, 2011, the last trading day prior to Trelawney announcing its intention to make the Offer.

To date, a group of Augen shareholders representing an aggregate of 42% of the issued and outstanding Augen Shares have entered into lock-up agreements in support of the Offer.

“We are pleased with the extraordinary support we have received to date from Augen shareholders,” said Greg Gibson, President and CEO of Trelawney. “This support underscores our belief that our offer represents a compelling opportunity for Augen shareholders to receive significant and immediate value for their shares, increased liquidity, and the chance to participate in the ongoing value creation associated with the continued exploration and development of our Côté Lake Deposit.”

Gibson continued, “Our repeated attempts to engage Augen management in a negotiated transaction were unsuccessful. These efforts are detailed in our take-over bid circular under the Background to the Offer section. Regardless, it is Augen’s shareholders who will ultimately decide what is best for their investment in the Company.”

Trelawney has published an advertisement summarizing the Offer and has filed the Offer and take-over bid circular (and related documents) with Canadian securities regulators on SEDAR. The Offer and take-over bid circular will also be mailed to all Augen shareholders. Trelawney encourages Augen shareholders to carefully review the Offer and take-over bid circular, which contain the full terms and conditions of the Offer as well as detailed instructions on how to tender their common shares to the Offer.

Additionally, Trelawney has filed relevant materials with the United States Securities and Exchange Commission (the "SEC"), including one or more registration statements that contain a prospectus.  U.S. investors and U.S. security holders are urged to read these documents and any other relevant documents filed by Trelawney with the SEC, as well as any amendments or supplements to these documents because they will contain important information.   Investors and U.S. security holders may obtain these documents free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed with the SEC by Trelawney can be obtained free of charge by directing such request to Trelawney’s Information Agent, Laurel Hill Advisory Group or at Trelawney’s website at www.trelawneymining.com.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Trelawney or Augen. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

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How To Tender Shares to the Offer
All questions regarding the Offer and how to tender Augen shares should be directed to Laurel Hill Advisory Group at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Banks, Brokers or Collect Calls). Shareholders who wish to accept the Offer may do so before the Expiry Time by delivering to Equity Financial Trust Company (the “Depositary”) (a) certificates representing the Augen Shares to be tendered, (b) a properly completed and executed letter of transmittal (the “Letter of Transmittal”) or a manually executed facsimile, and (c) any other documents required by the instructions set out in the Letter of Transmittal or Circular. The Letter of Transmittal will accompany the Offer and Circular, and will specify the offices of the Depositary at which valid deposits under the Offer may be made. Alternatively, shareholders may follow the procedure for guaranteed delivery using a notice of guaranteed delivery, as described in the Offer and Circular. Shareholders whose Augen Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

Investor Call Replay Now Available
On July 11, Trelawney hosted a conference call with the investment community to discuss the proposed transaction. A replay of this call is now available on Trelawney’s website at www.trelawneymining.com or by dialing 1-800-319-6413 and entering Passcode 1335#.

About Trelawney
Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company's current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township 20 kilometres southwest of Gogama, Ontario.

For further information

Media:	Augen Shareholders:

David Ryan Longview Communications Inc. 416-649-8007 Joel Shaffer Longview Communications Inc. 416-649-8006	Laurel Hill Advisory Group 1-877-452-7184 or 416-304-0211 (collect) Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer will be available by referring to the offer to purchase and take-over bid circular to be filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of Augen are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to any of the terms and conditions of the Offer not being satisfied; general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.